UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 2, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ionis Pharmaceuticals, Inc.

File No. 0-19125 - CF #34520

_____

Ionis Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 28, 2013, a Form 10-Q filed on November 5, 2013 and a Form 10-K filed on March 2, 2015.

Based on representations by Ionis Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.2	10-Q	November 5, 2013	through July 31, 2025
10.45	10-K	February 28, 2013	through July 31, 2025
10.61	10-K	March 2, 2015	through July 31, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary